December 2005

AGENDA

3rd QUARTER RESULTS - HIGHLIGHTS

LONG TERM PERSPECTIVES

Trends for 2006

RISKS & OPPORTUNITIES

AGENDA

(In millions of Brazilian Reais)	3Q05	% Net Sales	3Q04	% Net Sales	% Ch.
Gross Sales	1,459.9	113.5	1,378.3	113.7	5.9
Domestic Market	717.3	55.7	677.2	55.9	5.9
Exports	742.6	57.7	701.2	57.8	5.9
Net Sales	1,286.8	100.0	1,212.3	100.0	6.1
Gross Profit	365.2	28.4	310.9	25.6	17.5
EBIT	137.6	10.7	87.8	7.2	56.8
Net Income	96.6	7.5	40.3	3.3	139.9
EBITDA	165.8	12.9	113.6	9.4	45.9
EPS*	2.2		0.9		139.9
Frozen and Chilled Products (thousand tons)	325.1		285.9		13.7
Investments	58.6		26.4		121.9

	YTD 05	% Net Sales	YTD 04	% Net Sales	% Ch.
Gross Sales	4,314.7	113.5	3,990.1	113.4	8.1
Domestic Market	2,162.2	56.9	1,984.1	56.4	9.0
Exports	2,152.5	56.6	2,006.0	57.0	7.3
Net Sales	3,801.8	100.0	3,517.4	100.0	8.1
Gross Profit	1,063.0	28.0	971.7	27.6	9.4
EBIT	400.8	10.5	362.7	10.3	10.5
Net Income	251.9	6.6	211.3	6.0	19.2
EBITDA	480.0	12.6	438.6	12.5	9.4
EPS*	5.7		4.7		19.2
Frozen and Chilled Products (thousand tons)	929.0		821.2		13.1
Investments	172.9		59.6		190.1
Market Value	3,463.7		2,045.1		69.4
Book Value	1,176.3		924.5		27.2

*Earnings per share (in Reais), excluding Treasury shares.

3rd Quarter Results - Highlights

(In million of Brazilian Reais)
75
94
131
206
160
421
293
383
594
480
8,4%
8,3%
10,6%
13,1%
9,1%
17,3%
10,1%
10,0%
12,2%
12,6%
1996
1997
1998
1999
2000
2001
2002
2003
2004
9M05
EBITDA
EBITDA margin

3rd Quarter Results - Highlights

EBITDA

1994	2004	CAGR %
Gross Sales - R$ Million	470	5,567	28.0%
Net Income - R$ Million	12	296	37.8%
EBITDA - R$ Million	29	594	35.3%
EBITDA Margin - %	6.9	12.2	
Dividends* - R$ Million	9	89	29.0%
Market Value - R$ Million	248	2,559	26.3%
Meat Sales - Thousand tons	312	1,118	13.6%
Employees - Nr.	12,259	31,406	9.9%

* Approved since 1995.

3rd Quarter Results - Highlights

Annual Average Growth

(1994-2004)

Domestic Market	Tons (thousands)			Sales (R$ million)		
	YTD 05	YTD 04	% Ch.	YTD 05	YTD 04	% Ch.
In-Natura	43.3	34.5	25.7	164.1	132.6	23.8
Poultry	36.2	25.4	42.6	134.8	96.9	39.1
Pork	7.2	9.1	(21.4)	29.4	35.8	(17.8)
Elaborated/Processed (meat)	347.9	328.0	6.1	1,617.0	1,446.8	11.8
Other Processed	18.9	16.9	12.1	145.1	126.5	14.7
Total Frozen and Chilled	**410.2**	**379.3**	**8.1**	**1,926.3**	**1,705.9**	**12.9**
Soybean Products	105.3	113.4	(7.1)	144.2	187.5	(23.1)
Others	-	-	-	91.8	90.7	1.2
Total	**515.5**	**492.7**	**4.6**	**2,162.2**	**1,984.1**	**9.0**
Total Elaborated/Processed	**366.8**	**344.8**	**6.4**	**1,762.1**	**1,573.3**	**12.0**

3rd Quarter Results - Highlights

Perdigão’s Performance

Exports	Tons (thousands)			Sales (R$ million)		
	YTD 05	YTD 04	% Ch.	YTD 05	YTD 04	% Ch.
In-Natura	434.2	391.2	11.0	1,709.2	1,615.1	5.8
Poultry	343.8	324.2	6.0	1,260.9	1,294.2	(2.6)
Pork	90.4	67.0	34.9	448.3	320.9	39.7
Elaborated/Processed (meat)	84.0	50.4	66.8	438.2	386.9	13.3
Total Frozen and Chilled	**518.8**	**441.9**	**17.4**	**2,150.7**	**2,004.0**	**7.3**
Total	**519.0**	**442.2**	**17.4**	**2,152.5**	**2,006.0**	**7.3**
Total Elaborated/Processed	**84.6**	**50.7**	**67.0**	**441.6**	**388.9**	**13.5**

Total Sales	Tons (thousands)			Sales (R$ million)		
	YTD 05	YTD 04	% Ch.	YTD 05	YTD 04	% Ch.
Meats	909.5	804.0	13.1	3,928.5	3,581.4	9.7
Other Processed	19.5	17.1	13.6	148.5	128.5	15.5
Total Frozen and Chilled	**929.0**	**821.2**	**13.1**	**4,077.0**	**3,709.9**	**9.9**
Soybean/Others	105.5	113.7	(7.2)	237.7	280.2	(15.2)
Total	**1,034.5**	**934.9**	**10.7**	**4,314.7**	**3,990.1**	**8.1**
Total Elaborated/Processed	**451.4**	**395.5**	**14.1**	**2,203.7**	**1,962.2**	**12.3**

3rd Quarter Results - Highlights

Perdigão’s Performance

55
124
81
133
190
216
131
101
69
110
290
55
124
5
18
58
39
59
35
130
60
29
154
33
28
42
61
26
75
3
66
12
98
40
40
210
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
Optimization Project
New Projects
Agroindustrial Complex (Rio Verde - GO)
Frigorífico Batávia S.A.
Araguaia Project (Mineiros - GO)
Mary Loize Acquisition
R$ 272 million
R$ 680 million
R$ 411 million
R$ 57 million
R$ 40 million
R$ 40 million
*Estimated
Total R$ 1,500 million

3rd Quarter Results - Highlights

Investments (in million of Brazilian Reais)

Long Term Perspectives - Exports

What will define the growth of Perdigão’s exports?

Brazilian Market Share

World Trade

X

X

Perdigão’s Market Share

Big question: Will the trade keep growing steadily?

World Trade

Long Term Perspectives - Exports

World Trade Evolution

3.000

4.000

5.000

6.000

7.000

8.000

2000

2001

2002

2003

2004

2005

Beef

Pork

Poultry

7% CAGR

4% CAGR

9% CAGR

Meat trade is still too small compared with total
consumption!

Constraints: Sanitary
issues, trade barriers and
subsidies

World Trade

Long Term Perspectives - Exports

World Trade / Consumption Ratio - 2000-2005 Average

78%

64%

59%

32%

32%

18%

12%

12%

11%

5%

Coffee

Orange

Juice

Soy

Complex

Sugar

Cotton

Wheat

Beef

Corn

Poultry

Pork

Source: USDA

World Trade

Long Term Perspectives - Exports

Trade has been growing over consumption levels: production
tends to take place in more reliable and competitive
countries!

65

85

90

95

00

05

65-85

85-90

90-95

95-00

00-05

Beef

28

45

51

49

50

52

2.4%

2.5%

-1.1%

0.7%

0.9%

Pork

22

56

66

76

82

94

4.8%

3.4%

2.9%

1.5%

2.7%

Poultry

3

23

31

44

55

63

11.7%

6.4%

6.8%

4.8%

2.7%

TOTAL

52

124

149

168

187

209

4.4%

3.7%

2.5%

2.2%

2.2%

Source: USDA

Consumption (million tons)

CAGR (%)

MEAT /

YEARS

Growth of the World Consumption

Brazilian Beef, Poultry, and Pork Exports

(In thousands of tons)

6000
5000
4000
3000
2000
1000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
491
1,922
1,207
507
2,425
1,630
630
2,900
1,740
Beef
Poultry
Pork

Source: ABEF/ABIPECS/FNP
* Estimated

Long Term Perspectives - Exports

Brazilian Market Share

6%

28%

World Trade Share

15%

40%

25%

What will define the winners?

Competitiveness

Sanitary

aspects

Market access

Tariffs and Quotas

Subsidies

Long Term Perspectives - Exports

Brazilian Market Share

Production Drivers:

Competitiveness

Long Term Perspectives - Exports

Brazilian Market Share

Environment

Raw-material

Availability

Productive

Structure

Domestic
Market

Long Term Perspectives - Exports

Brazilian Market Share

BRAZILIAN AGRICULTURE POWER

Soybean Harvest in Mato Grosso

Just behind: Corn sowing

Brazil: Evolution of Meat "per capita" Consumption

Kg/year
45
40
35
30
25
20
15
10
5
0
39.3
38.0
36.3
34.1
33.0
32.0
12.3
12.0
11.5
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
Poultry
Pork
Beef

Source: ABEF/ABIPECS/FNP
* Estimated

Long Term Perspectives - Domestic

Economic Activity

Unemployment rate in Brazil near to NEUTRAL level

Long Term Perspectives - Domestic

Unemployment Rate in Brazil

9,0%

10,0%

11,0%

12,0%

13,0%

14,0%

Jan/03

Apr/03

Jul/03

Oct/03

Jan/04

Apr/04

Jul/04

Oct/04

Jan/05

Apr/05

Jul/05

Source: IBGE

Economic Activity

Long Term Perspectives - Domestic

Real Income Evolution in Brazil (97 = 100)

100

100

94

93

90

86

76

75

77

80

82

84

86

87

70

75

80

85

90

95

100

105

1997

1998

1999

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

2010

Source: IBGE

Forecast: Perdigão

Real Income and Mass of Real Wages in Brazil

	Real Income		Occupied people		Mass of Real Wages	
	R$ per capita	Var.% yoy	milhares pessoas	Var.% yoy	MMR$	Var.% yoy
2002	1,084.1		17,158		18,602	
2003	952.5	-12.1%	18,669	8.8%	17,782	-4.4%
2004	945.3	-0.7%	19,259	3.2%	18,207	2.4%
2005	***966.8***	***2.3%***	***19,813***	***2.9%***	***19,156***	***5.2%***
2006	***1,005.4***	***4.0%***	***20,081***	***1.4%***	***20,190***	***5.4%***

2006: REAL
INCOME will grow
at a faster pace
than OCCUPATION
RATES

Opposite  to 2003
and 2004

Long Term Perspectives - Domestic

Real Wages and Mass Evolution in Brazil

87

75

128

118

112

88

70

80

90

100

110

120

130

140

1997

1998

1999

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

2010

Real Income

Mass of wages

Occupied People

1,5% CAGR

4,1% CAGR

2,6% CAGR

Source: IBGE

Total Individuals (Million Reais)
Personal Credit (Million Reais)

Personal Credit

Real increase in 2005: +20%

Real increase in 2006: +10%

Durable goods consumption to slowdown

= Higher disposable income for “non-durable goods” (food)

Long Term Perspectives - Domestic

Credit Evolution in Brazil

60

80

100

120

140

160

Jan/03

Apr/03

Jul/03

Oct/03

Jan/04

Apr/04

Jul/04

Oct/04

Jan/05

Apr/05

Jul/05

20

30

40

50

60

70

Total Individuals

Personal Credit

Source: BCB

SEP: +39% yoy

SEP: +52% yoy

Risks

Sanitary issues

Establishment of formal and informal barriers, sanitary
bans, import tariffs, etc.

Compliance requirements in domestic production –
traceability, animal welfare, other certifications, etc.

Protection from importers / large consumers:

quota systems

subsidies to producers and exporters

H5N1 outbreaks in 2005 and major flyways of migratory birds
Situation on 30 August 2005
6 Mississippi Americas flyway
5 East Atlantic flyway
7 Atlantic Americas flyway
4 Black Sea/ Mediterranean flyway
2 Central Asia flyway
3 East Africa West Asia flyway
8 Pacific Americas flyway
1 East Asia/ Australian flyway
Ural Mts
Districts with H5N1 Outbreaks since january 2005
Sources: AI outbreaks: OIE, FAO and Government sources.
Flyways: Wetlands International

Risks

Mostardas
RS
BR-101
LAGOA DO PEIXE
Tavares
Oceano
Atlântico
RIO GRANDE
DO SUL

Risks

Salgado Paraense
(Para State)

Reentrâncias
Maranhenses
(Maranhão State)

Parque
Nacional da
Lagoa do
Peixe/Lagoa
dos Patos (Rio
Grande do Sul
State)

Arrivals of Migratory Flyways in Brazil

Opportunities

Brazil is the lowest cost producer of poultry, pork and
beef

Brazil is self sufficient in corn and soybeans

Brazil has one of the best conditions for the expansion
of poultry and pork with the least environmental impact

Growing consumption of animal proteins in developing
countries such as China, Russia, India, Asian Tigers and
African countries